

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 24, 2009

W. Moorehead Vermilye
President and CEO
Shore Bancshares, Inc.
18 East Dover Street
Easton, MD 21601

> **Re:** **Shore Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2009**
> **File No. 000-22345**

Dear Mr. Vermilye:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathryn McHale
Attorney-Adviser